

Twelve78 Brewing, LLC
Family Owned and Operated

Business Plan

Contact Information
Steve Rogacki
steve@twelve78brewing.com
610-757-7318
www.twelve78brewing.com
1278 Tyler Ave.
Phoenixville, PA 19460, USA

Confidentiality Statement

This document contains confidential information proprietary to Twelve78 Brewing LLC, from now on referred to as "Twelve78". This information and related conversations are submitted solely to introduce selected parties to Twelve78's Business Plan. Twelve78's disclosure of information contained herein and in related conversations does not constitute authorization for the recipient of the Business Plan to use the information, ideas, or concepts contained herein for any purpose other than the evaluation of Twelve78, or to disclose any information to any other parties. Twelve78 retains ownership of the Business Plan, including any and all concepts and ideas described herein.

Each recipient of this document agrees to treat the information strictly confidentially. The recipient may not disclose, directly or indirectly, or permit any agent or affiliate to disclose any information contained herein or reproduce this document in whole or part without the prior written consent of Twelve78 unless otherwise required by applicable law.

Disclaimer Statement

The market analysis and financial projections presented herein represent Twelve78's best judgment and reasonable assumptions of future events and circumstances; all other information contained herein has been obtained from outside sources deemed reliable. However, no warranty or representation, expressed or implied, is made as to the accuracy or completeness of any information contained herein, and same is submitted subject to errors and omissions, and no representations or warranties of future company performance or market trends are intended, and such are expressly disclaimed.

Mission Statement

At Twelve78 Brewing, our mission is to revolutionize the craft beer scene by crafting unique and unforgettable beers that blend classic styles with cutting-edge technology and techniques. Our Taproom will be a haven for beer lovers, offering a warm and welcoming atmosphere where guests can relax and savor our brews. We strive to create an inclusive and comfortable environment for everyone, so that each person who walks through our doors feels valued and appreciated. Rather than relying on tired formulas or trends, we constantly push the boundaries of what's possible, experimenting with new ingredients, brewing methods, and flavors to create beers that are truly one-of-a-kind. We remain committed to our core values of quality, creativity, and community as we grow and evolve.



Table of Contents

Executive Summary

Twelve78 Brewing, LLC is registered in the Commonwealth of Pennsylvania and headquartered in Phoenixville, PA. They are family owned and operated.

Twelve78 Brewing LLC, located in Phoenixville, Pennsylvania, is poised to capitalize on the town's reputation as one of the thriving "Brewery Towns" in the Philadelphia area. With an influx of visitors to Phoenixville, the main street is a bustling hub, attracting guests who come to enjoy the vibrant brewery scene. This presents an excellent opportunity for Twelve78 Brewing to establish itself as a prominent player in the market.

Twelve78 Brewing has already started building its brand by showcasing their unique and exciting variations of classic brewing styles. Through participation in professional-grade festivals, the brewery has successfully generated high demand for their beers, with customers lining up to get a taste of their creations. This early success demonstrates the market's enthusiasm for Twelve78's offerings.

The management team of Twelve78 Brewing brings a wealth of knowledge and experience, with over 30 years of home brewing expertise. Their fresh ideas, strong work ethic, and commitment to quality position them well to attract a sizable target market segment.

To achieve their business objectives, Twelve78 Brewing is seeking an investment in the range of $100,000 to $123,000. This funding will be utilized to support the brewery's growth plans, including expanding production capacity, enhancing marketing efforts, and establishing a captivating taproom experience for customers.

With the combination of a vibrant brewing scene, a strong brand presence, and a dedicated management team, Twelve78 Brewing is poised for success in Phoenixville's competitive market. The loan sought will enable them to execute their business plan effectively and establish Twelve78 Brewing as a premier destination for beer enthusiasts in the area.

Why Twelve78 Brewing, LLC?

- A Prime Location in the heart of the PA Craft brewing community and scene.
- Twelve78's owners are members of this community and are known by many of the residents.
- Twelve78's owners bring extensive customer service skills and over 20 years in corporate management of large and small teams with little turnover.

- Twelve78's owners strongly believe they are bringing much wanted fresh ideas to craft brewing through state-of-the-art yeasts, ingredients, and brewing techniques.

Business Model

Twelve78 Brewing LLC will be operating as both a wholesaler and retailer. Twelve78's activities will involve the following:

- Production: In order to produce the highest quality craft beer and keep supply costs low, Twelve78 will build vendor relationships with multiple suppliers of raw materials.
- Distribution: Twelve78 anticipates that 90% of its sales will occur through its retail location from sales of craft beers on tap, canned beer, and merchandise. The remaining 10% will be through self-distribution of kegs and canned beer to other licensed retailers and festivals that allow the sale of "To-Go" products. This number may change over time as production expands within the brewery. The distribution will be done through the following channels:
- Retail: Twelve78's retail sales will be mainly from on-site sales. The sale of kegs and canned beer will be through self-distribution and in low quantities when available. Twelve78 will strategically attend festivals in the Commonwealth of Pennsylvania that allow the sales of "To-Go" packages.
- Wholesale: Twelve78 does not intend to use any third-party distributors at this time but does acknowledge that this may change with the breweries success and expanded production.

Through all forms of social, video, and audio media, Twelve78 plans on launching multiple marketing campaigns to drive demand for their products. Twelve78 has already been interviewed by several local media outlets and has been running social media marketing campaigns through Facebook, Instagram, and Twitter.

Phases:

- Phase I: Twelve78 will begin with operations as a microbrewery that will have a 3-vessal 3.5-barrel brewhouse that can produce both 3.5-barrel and 7-barrel batches. Twelve78 plans on producing 500-800 barrels of beer in Phase I. Twelve78 will be selling half pints, pints, and beer flights to its taproom guests. Twelve78 will also be selling to-go packaging in the form of mixed 16 ounce can four packs.

- Phase II: Twelve78 will expand into a 7-barrel brewhouse, utilizing the same 3-vessel system to double batch. Twelve78 will purchase six to eight 7-barrel fermenters.

- Phase III: Twelve78 will expand into a 10-barrel brewhouse and begin contract brewing for other smaller breweries. This expansion will remain within their existing building and will bring in a new source of revenue.

Market Opportunity: The Craft beer market continues to grow and is in high demand.

Now that we are post COVID-19, customers are coming out and searching out breweries as a destination spot. The growth of the market in the last decade has been explosive across the country. Since 2010, the numbers of breweries across the nation have grown from 1,813 to 9,709 in 2022 according to the latest numbers from the Brewer Association.



In Pennsylvania, the number of Craft breweries has grown from 2011 with just 88 breweries across the state to now 531. Pennsylvania is ranked as #2 in the nation. There are 5.4 breweries per 100,000 21+ Adults in the state and they have produced $5,366,324,000 in Economic impact. Beer consumers are shifting from national labels to local craft breweries.



Market Size:
Twelve78 is entering the market at an ideal time when the industry in which it will operate is still experiencing growth. The town of Phoenixville is known as a brewery town and has multiple successful breweries located in it. The current state of the local market is unable to support the growing number of customers Twelve78 has secured prime real estate along one of the state's most popular brewery streets. Bridge street floods with customers looking to visit the town's breweries. According to market research firm IBISWorld, the industry experienced growth over much of the five years to 2022, revenue is expected to decline at a CAGR of 1.4% to $7.7 billion because of the losses incurred from the COVID-19 pandemic. Industry revenue is forecast to rise at a CAGR of 0.6% to $8.0 billion over the five years to 2028. These trends bode extremely well for organizations as Twelve78 Brewing LLC, as they show the long-term potential that the market and industry.

Marketing and Distribution:
To achieve Twelve78's goals, marketing will be done through a variety of mediums driven by social media.

- Website: Twelve78 is already delivering a user-friendly, simple format that delivers information about who we are, what we are brewing, and where we will be. Twelve78 plans to take advantage of state laws and provide online advanced pick-up ordering of to-go items and merchandise.
- Social Media: Twelve78 has already created a strong social media presence the multiple planned marketing campaigns and messages.
- Influencer Marketing: An average of 70% of people trust brand recommendations from someone they trust. Twelve78 has already begun working with Pennsylvania's most popular craft beer influencers.
- Events: Twelve78 has already created a reputation as a high-quality craft beer producer and has been attending some of the area's largest beer festivals like the King of Prussia Beerfest Royale, Lansdale Beer Tasting Festival, and the Kutztown Octoberfest.
- Direct Sales: Twelve78 will employ a sales team to target potential direct sales customers.

Target Market: Twelve78 anticipates that the primary customers of its product will be direct consumers through the retail location. Twelve78 also anticipates selling its products to restaurants, bars, and beer distributors. The major markets for beer can be segmented by consumer age group.

- Consumers aged 21 to 34: Younger people are more likely to drink beer than middle-aged consumers.
- Consumers aged 35 to 54: Middle-aged consumers ranging from 35 to 54 represent a substantial market for craft beer.
- Consumer aged 55 and older: Craft beer's oldest consumers are aged 55 and older. They have not demonstrated a substantial new interest in craft beer.

Management:

- Steve Rogacki is the Owner and Head Brewer of Twelve78 Brewing. Mr. Rogacki is a seasoned business professional and technical engineer driven by customer service and is well connected and attuned to the needs of his targeted market. His 30-year brewing experience, work ethic and customer service skills will be key drivers that will launch this venture towards long-lasting success.
- Kara Rogacki is the co-owner and General Manager of Twelve78 Brewing. She will be overseeing the front-end staff, daily operations, Sales, and Human Resources for the company. Mrs. Rogacki also brings a driven work ethic and strong customer service skills that further position Twelve78 to long-lasting success.

Financial Overview: Twelve78 is expecting steady growth over the first five years of operation and projects the following revenue to be generated:

	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$694,220.00	$708,104.40	$743,509.62	$780,685.10	$843,139.91
Units	82024	83664	87847	92239	96851

Objective

The purpose of this plan is to provide financial institutions with the information necessary to evaluate the scope and future growth of Twelve78 Brewing LLC in the marketplace. In addition to serving as a roadmap for management, the plan will show that:

1. A significant market opportunity exists when analyzing the current market demands and competitive landscape.
2. The management team in place is qualified to execute on a well-thought-out operational, marketing and sales strategy.
3. The correct capital structure will allow for a long-lasting, profitable business.

To achieve their objectives, Twelve78 Brewing LLC is seeking $100,000-$123,000 in total funding. The funding will be allocated in a variety of ways, including staffing, operations, marketing initiatives and the brewery/taproom build-out cost. The investment risk is minimal based on the location of the brewery, management team, and industry growth rates. Twelve78 Brewing LLC's financial model forecasts consistent growth for the brand over the next five years. By year five, plans call for Twelve78 to achieve $843K in annual gross revenue with a net profit of $366K or approximately 43%. Twelve78 is forecasting that after Year 5, all loans will be satisfied.

Financial Objectives

The following table and graphs illustrate the financial goals of Twelve78 Brewing LLC during the next five years. The financials are explained in detail throughout the duration of the plan.

Financial Highlights ($1,000's)																	
	M1	M2	M3	M4	M5	M6	M7	M8	M9	M10	M11	M12	Y1	Y2	Y3	Y4	Y5
Revenue	77	77	77	63	63	54	56	43	44	47	47	47	695	708	744	781	843
Gross Margin	67	67	67	55	55	47	48	36	38	40	40	40	600	613	647	680	736
Operating Expenses	16	15	15	15	15	15	15	15	15	15	15	15	181	195	202	209	218
EBITDA	51	52	52	40	40	32	36	21	23	25	25	25	422	421	448	474	522
Net Profit	50	52	50	39	40	32	36	21	23	25	25	25	418	408	435	458	503
Gross Margin/Revenue	87%	87%	87%	87%	87%	87%	86%	84%	86%	85%	85%	85%	86%	87%	87%	87%	87%
EBITDA/Revenue	66%	68%	68%	63%	63%	59%	64%	49%	52%	53%	53%	53%	61%	59%	60%	61%	62%
Net Profit/Revenue	65%	68%	65%	62%	63%	59%	64%	49%	52%	53%	53%	53%	60%	58%	58%	59%	60%
Net Cash Flow	-61	60	60	46	46	37	39	26	27	30	30	30	369	376	395	415	448
Cash Balance - Ending	-61	-1	58	104	150	187	226	251	279	309	339	369	369	745	1140	1555	2003









Start-Up Summary

The following tables and graphs detail the funding Twelve78 will need to bring the vision to reality. Start-up funding includes all the expenditures, both start-up assets and start-up expenses, incurred before Twelve78 starts earning revenue. The working capital element of the asset table represents the balance of cash at the beginning of Month 1 of the financial projections.

Use of Start-up Funding			Total Start-up Funding	
Expenses			Total Amount Being Requested	$ 170,700.00
Grand Opening Advertising	$ 2,000.00		Total Funds Already Received	$ 83,000.00
Website Development	$ 1,000.00		Total Funding	$ 253,700.00
Initial Office Supplies	$ 1,000.00			
Build-Out-Cost	$ 168,700.00			
Total Start-up Expenses	$ 172,700.00		**New Start-up Funding Being Requested**	
			Bank Amount Being Requested	$ 80,000.00
Long-Term Assets			Investor Amount Being Requested	$ 90,700.00
Furniture	$ 20,000.00		Total Amount Being Requested	$ 170,700.00
Computer & Accessories	$ 8,000.00			
Contingency	$ 5,000.00		**Start-up Funding Already Received**	
Total Long-Term Assets	$ 33,000.00		Owner Contribution	$ 83,000.00
			Total Funding Already Received	$ 83,000.00
Short-Term Assets				
Working Capital	$ 38,000.00		**Start-up Capital and Liabilities**	
Inventory	$ 10,000.00		Loss at Start-up (Start-up Expenses)	$ (172,700.00)
Total Short-Term Assets	$ 48,000.00		Total Funds Received & Requested	$ 253,700.00
			Cash Balance on Starting Date	$ 48,000.00
Total Expenses & Assets				
Total Start-up Expenses	$ 172,700.00			
Total Start-up Assets	$ 81,000.00			
Total Funding Requirements	$ 253,700.00			

As shown in the charts above, the total start-up funding needed to successfully implement this venture is $170,700K. To date, the owners have invested $83K in personal funds to create Twelve78's brand. As depicted above, $172,700 will be used for start-up expenses; $33K will be used to purchase long-term assets, and $10K will be used for purchasing inventory. The remaining balance of $38K will be used for working capital.

Products and Services

Twelve78 Brewing will provide unique and unforgettable craft beer styles for beer lovers. Products will be available in ten different flavors creatively and strategically designed by the brewing staff. Most of the flavors will be flagships, and the remaining will be constantly rotated based on seasons, holidays, and events taking part in the community. The following is a listing of the types of products that will be available through Twelve78 Brewing.

Products	Benefits	Description
Draft Beer Flights	Ability to test a varity of beers on tap	Four choices per flight can be chosen. Second Flight will be called a "Connecting" Flight offered at a discount and gives the ability to taste a wider varity.
Draft Pints and Half Pints	Ability to purchase select beers on tap	All beers on tap are available for 16oz and 10oz purchase. Customers who are looking for something specific and select these draft sizes for purchase.
Canned Beer To-Go	Ability to take either select beers or a varity of beers to be consumed outside the taproom	Canned beer in select and varity 4-packs. These are to be consumed outside the taproom.
Merchandise	Items can be purchased for gift and/or souvenirs	Items such as Shirts, Sweatshirts, hats, glasses, and gift cards.
Private Events	Ability to block out taproom on off days for a private/closed event.	Private events on days when the taproom is forecasted to be slow or closed.

Twelve78 Brewing LLC has received approval from the Boro of Phoenixville to have a food truck parked on their property. Twelve78 will be partnering with a food vendor to offer their customers a full food menu which will enhance their visit to the taproom. This will also open up the market to families.

Market Analysis Summary: Craft Beer Production in the USA

Key Statistics Snapshot	Revenue	Annual Growth 18-23	Annual Growth 23-28
	7.7bn	-1.4%	0.6%
	Profit	Profit Margin	Businesses
	332.3m	4.3%	10,466

Once seen as a hobby, the Craft Beer Production industry has transformed into one of the fastest growing and most popular alcoholic beverage segments in the United States. As consumers increasingly desire a greater variety of beers, brewers have siphoned significant demand from traditional macrobreweries. Consumers have gravitated toward microbreweries and local brewpubs for their attention to detail, range of styles, quality ingredients and expertise. While the industry experienced growth over much of the five years to 2022, revenue is expected to decline at a CAGR of 1.4% to $7.7 billion because of the losses incurred from the COVID-19 pandemic. Demand for craft beer remained high amid the pandemic, but brewers struggled to reach their end consumers amid nonessential business closures and limited operational capacities. For months, most breweries couldn't serve consumers through in-house tasting rooms and bars, which are crucial outlets. Local restaurants and bars experienced similar difficulties, resulting in declining demand from such channels. Brewers with strong off-premise distribution networks, like liquor stores, fared best. In 2023, inflationary pressures are set to further encroach on breweries' sales, leading to a 1.6% decline in revenue. Over the next five years, craft breweries will struggle to reach pre-pandemic highs in sales as the craft craze subsides. Profit is anticipated to plateau as consumers look toward craft spirits and nonalcoholic beverages to satisfy their evolving tastes. Still, the industry will benefit from continued interest in craft beers and visiting craft breweries. Also, rising disposable income levels and decreases in excise taxes on beer will further entice prospective breweries to try their hand at the industry. Ultimately, industry revenue is forecast to rise at a CAGR of 0.6% to $8.0 billion over the five years to 2028.[1]

These growth trends bode extremely well for Twelve78 Brewing as it is establishing its brand in the marketplace.

[1] "Craft Beer Production in the US" IBISWorld.

Products and Services Segmentation [2]

The Craft Beer Production industry brews virtually all styles of beer and regularly experiments with different ingredients to create variant styles of beer. As a result, the industry's range of products is diverse. There are, however, several styles of beer that remain perennial favorites among craft beer enthusiasts and casual drinkers alike. India pale ales (commonly referred to as IPAs), traditional pale ales and seasonal varieties that feature limited time ingredients and unique flavors are the most popular types of beer.



IPAs dominate craft beer

- This segment includes India Pale Ales, a style of pale ale heavily flavored with hops.
- IPAs rate well with craft beer enthusiasts and casual drinkers alike because of the style's medium body, floral aroma, agreeable pale golden color and markedly bitter finish.
- Innovations involving bioengineering hops are boosting IPAs' popularity among drinkers increasingly seeking unique and richer-flavored beer.

Consumers enjoy the broad spectrum of pale and amber ales

- This segment includes pale and amber ales. Pale ales are made using a high proportion of two-row pale malt, giving the beer a light color, while amber ales are made with a balance of caramelized and amber-hued malt that has been kilned longer to provide the beer with a richer flavor with a deeper, copper tinge.
- Different brewing processes, grain bills and hop varieties make pale ale one of the most complex and diverse beer categories. Amber ales focus on achieving a balance of toasty malt flavors to complement the bitterness of the hops.
- The sheer variation of pale and amber ales on the market boosts the segment's popularity.

Seasonal beers are promotional tools

- This segment includes seasonal beers, which are limited-edition beers typically distributed at the start of a new season.
- Seasonal beers present opportunities for craft brewers to attract consumers with new flavors that match the current season. They also give repeat customers a break from the norm.
- Seasonal beers vary substantially depending on the season. Spring and summer beers include unfiltered fruit and citrus flavors, while fall and winter beers are darker-colored and feature higher alcohol content and roasted and caramelized malts.

Wheat beers are classic and consistent

- This segment includes wheat beer, a type of beer brewed with a substantial amount of wheat relative to malted barley.
- Wheat beers are considered light, classic beers that can be enjoyed year-round.
- The mild flavor of wheat beers makes them a relatively stable product segment for craft brewers. Still, this style is being outpaced by more dramatic flavors in IPAs and sour beers.

Sour beers are rising rapidly

- This segment includes sour and other fruit beers with acidic, sour or fruity flavors.
- According to Nielsen, sour beers have rapidly gained consumer interest over the past five years, with sales of this style increasing by 40.0% in 2019.
- Sour beers are set apart from other beer styles because of the wild yeasts and bacteria that are included in the production process. Amid a rise in health consciousness, consumers are gravitating toward these healthy bacteria that are also found in yogurt.

Lagers contend with fierce competition from commercial breweries

- This segment includes lagers and all other beer varieties like stouts and flavored malt beverages.
- Pale lager is historically the most popular and readily available beer style globally. In particular, the pilsner style of lagers has become the standard beer style among major macrobreweries like the Molson Coors Beverage Company.
- Craft brewers make more unique lagers to compete with international breweries.

[2] "Craft Beer Production in the US" IBISWorld.

Pennsylvania Craft Beer Market Size[3]



Market Segmentation[4]



---

[3] https://www.brewersassociation.org/statistics-and-data/state-craft-beer-stats/?state=PA

Consumers aged 21 to 34 have an affinity for unique beers

- This segment includes drinkers between the ages of 21 and 34.
- The younger US population has historically been a key market for craft brewers as this age cohort prefers more diverse flavors, like craft IPAs.
- This demographic's fondness of craft has attracted new breweries as more consumers become of drinking age, resulting in a growing pool of customers.

Consumers aged 35 to 54 initiated the craft beer boom

- This segment includes drinkers between the ages of 35 and 54.
- With the rise of microbreweries in the 90s, many consumers in this age group were at the forefront of the craft beer boom. As this demographic have progressed in their careers and become more financially stable, they've expended more on beer.
- As preferences change with time and consumers shift to wine or distilled spirits, business from this age group ebbs and flows. This segment also includes beer hobbyists and homebrewers.

Consumers aged 55 and older

- This segment includes consumers aged 55 and older.
- The oldest consumer bracket has displayed less interest in craft beer varieties than its younger counterparts. Many consumers in this demographic segment prefer other alcoholic beverages, like wine and spirits.
- Those who drink beer in this age group continue to drink premium brands from major domestic beer manufacturers because of long-standing brand loyalty. This takes business away from craft brewers.

[4] "Craft Beer Production in the US" IBISWorld.

Operational Strategy

Legal

Twelve78 Brewing LLC is registered as a Limited Liability Company in the Commonwealth of Pennsylvania and headquartered in Phoenixville. Ownership is held by Stephen J. Rogacki Jr. and Kara L Rogacki.

Location: Phoenixville, PA

Twelve78 Brewing is strategically located at 35 Bridge Street, Phoenixville, PA 19460, in the Historic Downtown District of Phoenixville. This area attracts a large number of visitors daily, making it a popular destination.

One of the key advantages of Twelve78's location is its proximity to the Schuylkill River Trail. The trail, which spans 75 completed miles from Philadelphia to Auburn, is situated next to the brewery. This provides access to outdoor activities and scenic views, offering a unique experience compared to other breweries on Bridge Street.

The leased property faces Ashland Street and offers several outdoor benefits. The building itself is a concrete structure with three large garage doors, allowing for flexible use of the space. With over 5000 square feet available, Twelve78 has ample room for its operations.

Furthermore, the location benefits from convenient access to major roads such as Rt.23, Rt.113, and Rt.422. This makes it easily accessible for visitors from various directions.

Additionally, the Schuylkill River Passenger Train Authority is planning to restore train service from Reading, Pottstown, Phoenixville, and Philadelphia. The train station for this service is conveniently located across the street from Twelve78 Brewing, which could potentially attract more visitors to the area.

Overall, Twelve78 Brewing's location offers a combination of historical charm, proximity to outdoor attractions, convenient access to major roads, and potential future train service, all of which contribute to its appeal as a destination brewery in Phoenixville.


French Creek
Schuylkill River
Trail - Ashland Street...
Ashland St
Ashland St
Ashland St
Ashland St
Ashland St
Customers Bank
ATM
Temporarily closed
Health & Wellness
Mansion House
37 Bar and Grill
Bridge St
Platform 1 Events At
The Columbia Station
ge St
Van Horn's

Location: Demographics

Statistic	Phoenixville	Chester County	Pennsylvania
Population	19,936	545,072	12,931,957
Population density (sq. mi)	5,679	759	283.9
Median Age	34.1	40.6	40.9
Male/Female ratio	1.194	0.972	0.96
Average Household Income	$84,510	$104,161	$63,627
Average Family Size	3.1	3.11	3.02

Target Market

The primary target market for the products that are being offered by Twelve78 Brewing LLC will be consumers aged 21 to 54. Persons in this age group have shown a much stronger inclination to be actively involved in the Consumption of Craft beer.

Consumers aged 21 to 34 have an affinity for unique beers

- This segment includes drinkers between the ages of 21 and 34.
- The younger US population has historically been a key market for craft brewers as this age cohort prefers more diverse flavors, like craft IPAs.
- This demographic's fondness of craft has attracted new breweries as more consumers become of drinking age, resulting in a growing pool of customers.

Consumers aged 35 to 54 initiated the craft beer boom

- This segment includes drinkers between the ages of 35 and 54.
- With the rise of microbreweries in the 90s, many consumers in this age group were at the forefront of the craft beer boom. As this demographic have progressed in their careers and become more financially stable, they've expended more on beer.
- As preferences change with time and consumers shift to wine or distilled spirits, business from this age group ebbs and flows. This segment also includes beer hobbyists and homebrewers.

Twelve78 Brewing LLC will target the following segment as a secondary target:

Consumers aged 55 and older

- This segment includes consumers aged 55 and older.
- The oldest consumer bracket has displayed less interest in craft beer varieties than its younger counterparts. Many consumers in this demographic segment prefer other alcoholic beverages, like wine and spirits.
- Those who drink beer in this age group continue to drink premium brands from major domestic beer manufacturers because of long-standing brand loyalty. This takes business away from craft brewers.

Business Model

Twelve78 Brewing LLC will be operating as both a wholesaler and retailer. Twelve78's activities will involve the following:

- Production: In order to produce the highest quality craft beer and keep supply costs low, Twelve78 will build vendor relationships with multiple suppliers of raw materials.
- Distribution: Twelve78 anticipates that 90% of its sales will occur through its retail location from sales of craft beers on tap, canned beer, and merchandise. The remaining 10% will be through self-distribution of kegs and canned beer to other licensed retailers and festivals that allow the sale of "To-Go" products. This number may change over time as production expands within the brewery. The distribution will be done through the following channels:
- Retail: Twelve78's retail sales will be mainly from on-site sales. The sale of kegs and canned beer will be through self-distribution and in low quantities when available. Twelve78 will strategically attend festivals in the Commonwealth of Pennsylvania that allow the sales of "To-Go" packages.
- Wholesale: Twelve78 does not intend to use any third-party distributors at this time, but does acknowledge that this may change with the breweries success and expanded production.

Through all forms of social, video, and audio media, Twelve78 plans on launching multiple marketing campaigns to drive demand for their products. Twelve78 has already been interviewed by several local media outlets and has been running social media marketing campaigns through Facebook, Instagram, and Twitter.

Phases:

- Phase I: Twelve78 will begin with operations as a microbrewery that will have a 3-vessal 3.5-barrel brewhouse that can produce both 3.5-barrel and 7-barrel batches. Twelve78 plans on producing 500-800 barrels of beer in Phase I. Twelve78 will be selling half pints, pints, and beer flights to its taproom guests. Twelve78 will also be selling to-go packaging in the form of mixed 16 ounce can four packs.

- Phase II: Twelve78 will expand into a 7-barrel brewhouse, utilizing the same 3-vessel system to double batch. Twelve78 will purchase six to eight 7-barrel fermenters.

- Phase III: Twelve78 will expand into a 10-barrel brewhouse and begin contract brewing for other smaller breweries. This expansion will remain within their existing building and will bring in a new source of revenue.

Business Hours

Twelve78 Brewing will be operating Wednesday and Thursday from 4:00 PM to 10:00 PM. On Friday and Saturday from 11:00 AM to 11:00 PM. On Sunday they will be open from 11:00 AM to 8:00 PM. Production and brewing operations will be performed seven days a week.

Market Needs

The market anticipation and demand for Twelve78 Brewing's product line present a promising opportunity for the company. As Phoenixville already has a reputation as a popular destination, there is a built-in customer base eagerly awaiting the brewery's opening.

The existing breweries in Phoenixville are currently offering generic products, which creates an opening for Twelve78 Brewing to introduce something fresh and innovative. Customers in the area are craving new and exciting options, and Twelve78 Brewing has the potential to meet this demand with its unique product line.

By positioning itself as a cornerstone of the community and establishing a strong reputation, Twelve78 Brewing can become the go-to brewery destination in the area. The combination of a strategic location, community involvement, and a focus on delivering exceptional and distinctive products can help the brewery stand out in the market and attract a loyal customer base.

With the market readiness and the anticipation from customers, Twelve78 Brewing has a significant opportunity to make an impact and establish itself as a key player in the Phoenixville brewing scene. By consistently offering innovative and high-quality products, the brewery can fulfill the customers' desire for something new and exciting, solidifying its reputation and ensuring long-term success.

Branding And Marketing

Over the past two years, Twelve78 Brewing has dedicated effort to branding, marketing campaigns, and defining its values and mission. This consistent messaging helps create a buzz and differentiates the brewery from competitors.

To continue building brand awareness, Twelve78 Brewing should focus on projecting a positive company image. This includes delivering the highest quality craft beer and ensuring exceptional customer experiences. Word-of-mouth recommendations from satisfied customers can significantly contribute to brand growth.

Tracking direct and indirect competition is essential to stay informed about industry trends and benchmark against competitors. This knowledge enables the brewery to adapt and innovate, staying ahead in the market.

Taking advantage of industry shows and training is a proactive approach to staying updated on cutting-edge trends and techniques. This continuous learning allows Twelve78 Brewing to refine its craft, produce innovative products, and remain competitive in the ever-evolving brewing industry.

By combining effective branding, a commitment to quality, monitoring competition, and staying knowledgeable through industry events, Twelve78 Brewing has the potential to increase and hold its market share. As a result, the brewery can stand out among competitors and become the premiere destination brewery in the market.

Moving forward, Twelve78 Brewing LLC will strive to meet the following objectives to ensure their specific keys to success:

Objectives
- Produce a high-quality product.
- Become recognized as a Cornerstone to the community.
- Adapt and attuned to a changing market and trends.
- Develop strong relationships with leaders of the community.
- The highest level of customer service.

Keys to Success[5]

- **Establishment of brand names**

  Successful branding through logo design, labeling and advertising is critical to success in a brand-competitive market.

- **Control of distribution networks**

  New entrants must have access to distribution networks including wholesale distributors to get their beer sold at restaurants, bars and other retail locations.

- **Marketing of products**

  Innovative and offbeat branding, packaging and marketing help operators differentiate their craft beer from corporate brands.

- **Effective quality control**

  Quality and taste are important competitive factors among craft breweries. Operators need to keep flavors consistent batch after batch and ensure high quality.

- **Management of seasonal production**

  In addition to brewing year-round flavors, producers must continually rotate several additional beer styles every few months to take advantage of increasingly popular seasonal drinking trends.

---

[5] "Craft Beer Production in the US" IBISWorld.

Marketing Strategies

Marketing for Twelve78 Brewing LLC will be done through a variety of channels including the internet, print, email marketing, video and audio podcasting, social media, press releases, festivals, and word of mouth as detailed below:

Website

Twelve78 is already delivering a user-friendly, simple format that delivers information about who they are, what they are brewing, and where they will be. Twelve78 plans to take advantage of state laws and provide online advanced pick-up ordering of to-go items and merchandise.

Social Media

Twelve78 has already created a strong social media presence with multiple planned marketing campaigns and messages. They will continue to do the following:

- Generate more brand awareness and maintain a social media presence on websites such as Facebook, Instagram, Twitter, and TikTok.
- Create a free Google Business Profile allowing searches to provide more information.
- Meta for Instagram and Facebook which will allow post Boosting.

Influencer Marketing

An average of 70% of people trust brand recommendations from someone they trust. Twelve78 has already begun working with Pennsylvania's most popular craft beer influencers.

Events

Twelve78 has already created a reputation as a high-quality craft beer producer and has been attending some of the area's largest beer festivals like the King of Prussia Beerfest Royale, Lansdale Beer Tasting Festival, and the Kutztown Octoberfest. These events have help shape our brand and create excitement about our product.

Direct Sales

After launching, Twelve78 will employ a sales team to target potential direct sales customers. Distribution is the most effective way to stretch our market and customer base. Twelve78 plans on self-distribution to several bars and restaurants both in and out of our surrounding area. Twelve78 is already in communication with several potential sales leads.

Word of Mouth

Word of mouth will round out the marketing model and has the potential of providing the biggest marketing push within the Phoenixville community. With the owners of Twelve78 Brewing being members of Phoenixville's community, they will be able to deliver an authentic, trusted marketing message.

Local Competitive Analysis

Twelve78 Brewing recognizes the importance of continuously assessing the local competitive landscape to gain a competitive edge in the market. In the Borough of Phoenixville, there are already several established breweries. However, Twelve78 Brewing has successfully forged a close relationship with one of its key competitors, turning this into a mutually beneficial opportunity to elevate both breweries to the top of the market.

Stable12 Brewing Company, an established player in the industry, has shown tremendous support by mentoring and training Twelve78 Brewing's staff. This collaborative approach allows Twelve78 Brewing to tap into the expertise and experience of Stable12 Brewing, enhancing the skills and knowledge of their own team.

Moreover, the breweries are working towards establishing a purchasing partnership. By joining forces, they can leverage their combined buying power to secure larger discounts on brewing supplies. This strategic alliance enables both Twelve78 Brewing and Stable12 Brewing to optimize their costs while maintaining the highest standards of quality in their craft.

Through this collaborative effort, Twelve78 Brewing is positioning itself for success in the market by capitalizing on the support and guidance of an established competitor, while also reaping the benefits of cost efficiencies through joint purchasing.

Overall, this collaborative approach to competition highlights Twelve78 Brewing's commitment to continuous improvement, fostering strong industry relationships, and making strategic moves to thrive in the competitive brewing landscape.



Iron Hill Brewery & Restaurant
Phone: 610-983-9333
Address: 130 E. Bridge St Phoenixville, PA 19460
Email: geninfo@ironhillbrewery.com
Facebook: www.facebook.com/IronHillBrewery
Web: ironhillbrewery.com/location/Phoenixville-pa/

Iron Hill Brewery is a chain of brewpubs located primarily in the northeastern United States. While the chain has various locations, one of them is indeed in Phoenixville, Pennsylvania. Iron Hill Brewery in Phoenixville is situated at 130 East Bridge Street. It is a popular destination for beer enthusiasts and offers a selection of craft beers brewed on-site, along with a menu featuring American cuisine. The establishment provides a casual dining atmosphere where patrons can enjoy their food and beverages.



Root Down Brewing Company

Phone: 484-302-5407
Address: 1 N Main St. Phoenixville, PA 19460
Email: info@rootdownbrewing.com
Facebook: www.facebook.com/rootdownbrewing
Web: rootdownbrewing.com

Root Down Brewing Co is a craft brewery located in Phoenixville, Pennsylvania. They specialize in brewing a wide variety of beer styles and offering a unique tasting experience. Root Down Brewing Co is known for their innovative and flavorful beers, often experimenting with different ingredients and brewing techniques. They have a taproom where visitors can sample their beers and enjoy a laid-back atmosphere.



Rebel Hill Brewing Company

Phone: 484-302-5151
Address: 242 Bridge St. Phoenixville, PA 19460
Email: info@rebelhillbrewing.com
Facebook: www.facebook.com/rebelhillbrewing/
Web: rebelhillbrewing.com

Rebel Hill Brewing Company is a brewery located in Phoenixville, PA. They serve craft beer, liquor, and offer a full food menu as well. Rebel Hill Brewing Company opened its doors in March of 2018, in Phoenixville, PA. Operating a 7BBL brewhouse, they specialize in IPAs, Saisons, and Stouts, and are known for popular beer releases such as Bleed Green and Bleed Greenrrr. Greg Kluge is the head brewer at Rebel Hill Brewing



Stable 12 Brewing Company

Phone: 610-715-2665
Address: 368 Bridge St. Phoenixville, PA 19460
Email: info@stable12.com
Facebook: www.facebook.com/Stable12/
Web: stable12.com

Stable 12 Brewing Company is a craft brewery located in Phoenixville, Pennsylvania. They specialize in brewing a wide range of beer styles, with a focus on high-quality and flavorful brews. Stable 12 Brewing Company offers a taproom where visitors can enjoy their beers on-site and often hosts events and live music. They have a lineup of core beers as well as rotating seasonal and limited-release offerings.

Major Industry Players[6]

Company	Market Share	Description
The Boston Beer Company, Inc.	18.72%	Boston Beer Company is a public company headquartered in Massachusetts with an estimated 2,543 employees. In the US, the company has a notable market share in at least three industries: Craft Beer Production, RTD Mixed Spirit Production, Cider Production and Craft Beer Production. Their largest market share is in the Cider Production industry, where they account for an estimated 48.9% of total industry revenue and are considered a Rising Star because they display lower market share, but displaying stronger profit and revenue growth than some of their peers.
DG Yuengling & Son Inc.	6.14%	DG Yuengling & Son is a private company with an estimated 350 employees. In the US, the company has a notable market share in at least two industries: Breweries, Craft Beer Production and Breweries. Their largest market share is in the Craft Beer Production industry, where they account for an estimated 6.1% of total industry revenue.

[6] "Craft Beer Production in the US" IBISWorld.

Competitive Advantages

The following is a listing of the primary competitive advantages of Twelve78 upon entering the market.

- Prime Location and Size of business
- Owners of Twelve78 have already gained an excellent reputation within the community.
- Because Twelve78 has been in the brewing community for two years, they have a loyal fan base desperately waiting for their launch.
- Unique Products not seen in the current market.
- Brewing experience tied in with a technological background.
- Excellent Customer Service
- Owners and Brewers who will be present during operating hours serving their customers.
- Future expansions of Phoenixville are all evolving around the location of Twelve78.
- Product selection.
- Relaxed and friendly atmosphere.
- Ability to grow at their location without space constraints.

Barriers To Entry[7]

The craft beer industry, like any other industry, has various barriers to entry that can make it challenging for new businesses to enter and succeed. Some common barriers to entry in the craft beer industry include:

Capital Requirements: Starting a brewery requires significant upfront investment in brewing equipment, facilities, licensing, ingredients, marketing, and more. Access to sufficient capital can be a significant barrier for aspiring brewers.

Barriers to Entry Checklist	
Competition	High ⚠
Concentration	Low ✓
Life Cycle Stage	Mature ⊖
Technology Change	Medium ⊖
Regulation & Policy	Heavy ⚠
Industry Assistance	Low ⚠

Regulatory and Licensing: Breweries are subject to numerous regulations and licensing requirements at the local, state, and federal levels. Complying with these regulations and obtaining the necessary licenses can be complex, time-consuming, and costly.

Expertise and Experience: Brewing craft beer requires a high level of knowledge and skill. It takes time to develop the expertise in recipe formulation, brewing techniques, quality control, and consistent production. Lack of experience or access to skilled brewers can be a barrier for newcomers.

Distribution and Sales: Establishing a distribution network and getting products onto shelves or into bars and restaurants can be challenging. Competition for limited shelf space and securing relationships with distributors and retailers may pose obstacles for new craft breweries.

Branding and Marketing: Building a strong brand and marketing strategy is crucial in a crowded craft beer market. Established breweries often have well-known brands and loyal customer bases, making it difficult for new entrants to gain visibility and recognition.

Competition: The craft beer industry is highly competitive, with a multitude of breweries vying for market share. Established breweries often have strong customer loyalty and market presence, making it challenging for newcomers to capture a significant portion of the market.

Quality and Consistency: Craft beer consumers have high expectations when it comes to quality and consistency. Producing consistent, high-quality beers that meet consumer demands can be a significant challenge for new breweries.

Despite these barriers, the craft beer industry continues to grow and evolve, with new breweries entering the market successfully each year. While the barriers exist, determination, passion, and strategic planning can help aspiring brewers overcome them and find success in the industry.

[7] "Craft Beer Production in the US" IBISWorld.

Swot Analysis

The following is a listing of the key strengths and weaknesses of Twelve78 Brewing LLC, as well as the opportunities and threats that exist within the marketplace.

Strengths

- Prime Location and Size
- Owners of Twelve78 have already gained an excellent reputation within the community.
- Because Twelve78 has been in the brewing community for two years, they have a loyal fan base desperately waiting for their launch.
- Unique Products not seen in the current market.
- Brewing experience tied in with a technological background.
- Excellent Customer Service
- Owners and Brewers who will be present during operating hours serving their customers.
- Future expansions of Phoenixville are all evolving around the location of Twelve78.
- Product selection.
- Relaxed and friendly atmosphere.
- Ability to grow at their location without space constraints.

Weaknesses

- Twelve78 needs funding and working capital to complete their build-out.
- Twelve78 operated at a loss for the past two years while building their brand. While successful, they were forced to spend more personal funds than intended.

Opportunities

- Location is key to Twelve78, they are in a destination area.
- Popularity of the industry.
- Target demographic is high within the local community.

Threats

- Supply Chain
- Packaged mixed cocktails
- Increased cost of goods

Risk Analysis

While entering the craft beer industry carries certain risks, Twelve78 Brewing LLC has several positive factors working in its favor. By leveraging market demand, innovation, community support, collaboration opportunities, evolving preferences, effective branding, and growth potential, the brewery can position itself for success and growth within the craft beer industry.

- Growing Market Demand: The craft beer industry has been experiencing steady growth and increasing consumer demand for unique and flavorful beer offerings. By entering the industry, Twelve78 Brewing LLC can tap into this growing market and have the potential to attract a loyal customer base.

- Differentiation and Innovation: Craft beer consumers often seek new and innovative flavors, styles, and brewing techniques. Twelve78 Brewing LLC can leverage its creativity and passion for brewing to introduce unique and distinctive beers that stand out in the market. This can help the brewery differentiate itself and attract customers who are looking for exciting and novel beer experiences.

- Local Community Support: Craft beer enthusiasts often prioritize supporting local breweries. By establishing itself within the local community, Twelve78 Brewing LLC can benefit from the support and loyalty of fellow residents who are passionate about promoting local businesses. This can provide a strong customer base and a sense of community engagement.

- Collaboration Opportunities: The craft beer industry fosters a collaborative spirit among breweries. Twelve78 Brewing LLC can explore opportunities to collaborate with other breweries, local businesses, or events to create special limited-edition beers or unique experiences. Collaboration can help expand brand visibility, reach new audiences, and build relationships with industry peers. Twelve78 has been building some of these relationships over the past two years and has a competitive edge over other breweries just starting out.

- Evolving Consumer Preferences: Craft beer consumers appreciate experimentation and variety. As tastes and preferences evolve, Twelve78 Brewing LLC can adapt its offerings to cater to changing consumer demands. By staying attuned to market trends and consumer feedback, the brewery can tailor its beer portfolio to align with emerging preferences.

- Brand Building and Marketing: Craft beer enthusiasts often appreciate the stories, values, and personalities behind the breweries they support. Twelve78 Brewing LLC can focus on brand building and storytelling to create a strong connection with consumers. Effective marketing strategies, such as engaging in social media presence, events, and collaborations, can help build brand awareness and attract new customers.

- Scalability and Growth Opportunities: Successful entry into the craft beer industry can lead to growth and expansion opportunities. As Twelve78 Brewing LLC establishes itself and gains traction, it can explore options for increasing production capacity, expanding distribution networks, and potentially opening additional taprooms or brewpubs. This can allow the brewery to reach a broader customer base and increase revenue potential.

Milestones

The tentative milestones are shown below. The management of Twelve78 reserves the right to adjust this schedule as needed or necessary. Delays to these milestones may be caused by government agencies and is out of the control of Twelve78 Management.

Milestones		
	Start Date	Duration (days)
Secure Location	5/19/2023	14
Obtain Funding	5/22/2023	60
Prepare Location (clean-up)	5/19/2023	21
Purchase Brewhouse equipment	5/18/2023	14
Build-out	5/27/2023	90
Purchase Furnishing and Décor	7/1/2023	21
Hire and Train Staff	10/1/2023	31
Obtain Federal Brewers Notice	5/19/2023	40
Obtain all Government site approvals	5/19/2023	120
Obtain PA Liqour Control Board "G" Permit	7/1/2023	120
Grand Opening	11/1/2023	90
Achieve $694K in Gross Sales	11/1/2023	365

Management

About The Owners

Steve Rogacki is the Co-owner and Brewer of Twelve78 Brewing LLC. Mr. Rogacki has been brewing beer since 1994 and will be combining his extensive brewing knowledge with over 25 years of corporate leadership experience. Steve has established himself as a respected figure in the Information Technology industry and has begun building the same reputation with in the craft beer community. With an unwavering work ethic and a "no-task-too-big-or-small" mentality, he has positioned himself to build and manage a thriving craft brewery that will excel in excellence and innovation.

With a deep-rooted passion for brewing, Steve's journey began in college brewing for the first time while taking an advanced chemistry class. Over the years, he has honed his skills and developed an unparalleled understanding of the art and science of brewing. His relentless pursuit of brewing mastery led him to experiment with unique flavors, ingredients, and brewing techniques, resulting in the creation of exceptional and distinct craft beers. In 2022, he also earned a Certificate from Cornell University in Craft Brewing.

Beyond his technical expertise, Steve brings invaluable leadership experience to his role as a brewery Co-owner. Having spent over 25 years in corporate leadership positions, he possesses a comprehensive understanding of business operations, strategic planning, and team management. This background has equipped him with the ability to steer his brewery towards success, making sound business decisions while maintaining a strong focus on quality and innovation.

One of Steve's defining characteristics is his unwavering commitment to community and family values. He firmly believes that a brewery should be a gathering place that fosters a sense of belonging and camaraderie. Steve actively engages with the local community, supporting charitable causes and collaborating with other businesses and organizations to promote the growth and well-being of the community as a whole.

Steve's dedication to producing unique and high-quality beer is evident in every aspect of his craft brewery. From sourcing the finest ingredients to employing meticulous brewing techniques, he ensures that each batch of beer represents the pinnacle of craftsmanship. By constantly pushing the boundaries of flavor and style, he strives to provide beer enthusiasts with an extraordinary and memorable drinking experience.

With his diverse skill set, deep-rooted passion, and strong community and family values, Steve Rogacki stands as a shining example of a craft brewery owner who will make an indelible mark on the industry. His unwavering commitment to producing exceptional beer, coupled with his strategic leadership, has garnered him a loyal following and positioned his brewery to become a beacon of excellence in the craft beer landscape.

Kara Rogacki is a dedicated co-owner and General Manager of a craft brewery, renowned for her exceptional customer service skills and commitment to creating a warm and welcoming environment for beer enthusiasts. With a deep-rooted belief in the importance of community and family values, Kara is passionate about providing a top-tier brewery experience that leaves a lasting impression on every customer.

With an extensive background in customer service, Kara understands the value of building genuine connections and exceeding expectations. Her ability to listen attentively, empathize, and address the needs of patrons has earned her a reputation as a trusted and personable brewery owner. Kara takes pride in ensuring that every visitor feels valued, fostering a sense of belonging within the brewery's community.

Kara's commitment to community and family values goes beyond the brewery's walls. She actively engages with the local community, supporting local events, charities, and initiatives that promote the well-being and growth of the area. She believes in fostering strong relationships with neighboring businesses and organizations, and will work to create a thriving and interconnected community that benefits everyone.

Passionate about delivering an exceptional brewery experience, Kara believes that every customer should leave with a sense of delight and satisfaction. From the moment they step foot in the brewery, she strives to create a warm and inviting atmosphere where people can relax, enjoy great beer, and connect with others. Kara pays meticulous attention to detail, ensuring that the brewery's offerings are of the highest quality, with a diverse selection of unique and flavorsome beers that cater to a range of tastes.

Kara's dedication to customer satisfaction extends beyond the beer itself. She understands that the overall experience is shaped by the ambiance, service, and interactions with staff. Her strong leadership skills and commitment to continuous improvement enable her to assemble a knowledgeable and friendly team that shares her vision for exceptional customer service. Together, they work tirelessly to create memorable experiences that keep customers coming back time and again.

Driven by her passion for brewing, community, and family values, Kara Rogacki has become an influential figure in the craft brewery scene. Her unwavering commitment to delivering a top-tier brewery experience, coupled with her customer service-focused approach, has set a new standard of excellence in the industry. Through her dedication to building meaningful connections and fostering a strong sense of community, she has created a brewery that not only produces outstanding beer but also serves as a hub of camaraderie, celebration, and lasting memories.

Key Management

Brewer

General Manager

Assistant Brewer

Taproom Staff

Management Team Gaps

Every organization utilizes diverse human resources to accomplish company goals and objectives. To accomplish company goals and objectives, Twelve78 Brewing LLC will need to add more positions in the future, such as Head Brewer, Accountant, Operations Manager, Taproom Manager, Sales Manager, Sales Representative, and Marketing Manager.

Organization Charts



The Personnel Forecast

The personnel forecast below shows the staffing needs for the next five years.

Personnel Forecast					
	Year 1	Year 2	Year 3	Year 4	Year 5
Staff					
Brewer	1	1	1	1	1
General Manager	1	1	1	1	1
Assistant Brewer	1	1	1	1	1
Sales Representative	0	1	1	1	1
Taproom Staff	2	3	4	4	4
Total Personnel	5	7	8	8	8
Salaries					
Brewer	$16,500.00	$16,500.00	$16,500.00	$16,500.00	$16,500.00
General Manager	$24,000.00	$24,000.00	$24,000.00	$24,000.00	$24,000.00
Assistant Brewer	$12,000.00	$12,360.00	$12,730.80	$13,112.72	$13,506.10
Sales Representative	$0.00	$15,000.00	$15,450.00	$15,913.50	$16,390.91
Taproom Staff	$1,200.00	$1,236.00	$1,273.08	$1,311.27	$1,350.61
Staff Payroll					
Brewer	$16,500.00	$16,500.00	$16,500.00	$16,500.00	$16,500.00
General Manager	$24,000.00	$24,000.00	$24,000.00	$24,000.00	$24,000.00
Assistant Brewer	$12,000.00	$12,360.00	$12,730.80	$13,112.72	$13,506.10
Sales Representative	$0.00	$15,000.00	$15,450.00	$15,913.50	$16,390.91
Taproom Staff	$2,400.00	$3,708.00	$5,092.32	$5,245.08	$5,402.44
Total Payroll	$54,900.00	$71,568.00	$73,773.12	$74,771.30	$75,799.45

Personnel Assumptions:

- Costs are based on average wages.
- Sales Representative will be budgeted in Year 2.
- Co-Owners Salaries will remain minimal and flat for first five years in order to build the business.
- Co-Owners will be working the front-end with the Taproom staff and Assistant Brewer.

Revenue Forecast

The following is a five-year revenue forecast. Direct costs include all costs that can be directly tied to revenue and include the "cost of goods/services."

Revenue Forecast					
	Year 1	Year 2	Year 3	Year 4	Year 5
Total					
Beer Flights (Four 4oz)	17500	17850	18743	19680	21254
Pints 16oz	39600	40392	42412	44532	48095
10oz Pours	20100	20502	21527	22603	24412
Canned Beer (4 Packs)	3400	3468	3641	3823	4129
Merchandise	1300	1326	1392	1462	1579
Keg	112	114	120	126	136
Food Vendor	12	12	12	12	12
Price					
Beer Flights (Four 4oz)	$12.00	$12.00	$12.00	$12.00	$12.00
Pints 16oz	$6.50	$6.50	$6.50	$6.50	$6.50
10oz Pours	$5.00	$5.00	$5.00	$5.00	$5.00
Canned Beer (4 Packs)	$18.00	$18.00	$18.00	$18.00	$18.00
Merchandise	$20.00	$20.00	$20.00	$20.00	$20.00
Keg	$135.00	$135.00	$135.00	$135.00	$135.00
Food Vendor	$2,000.00	$2,000.00	$2,000.00	$2,000.00	$2,000.00
Revenue					
Beer Flights (Four 4oz)	$210,000.00	$214,200.00	$224,910.00	$236,155.50	$255,047.94
Pints 16oz	$257,400.00	$262,548.00	$275,675.40	$289,459.17	$312,615.90
10oz Pours	$100,500.00	$102,510.00	$107,635.50	$113,017.28	$122,058.66
Canned Beer (4 Packs)	$61,200.00	$62,424.00	$65,545.20	$68,822.46	$74,328.26
Merchandise	$26,000.00	$26,520.00	$27,846.00	$29,238.30	$31,577.36
Keg	$15,120.00	$15,422.40	$16,193.52	$17,003.20	$18,363.45
Food Vendor	$24,000.00	$24,000.00	$24,000.00	$24,000.00	$24,000.00
Total Revenue	$694,220.00	$707,624.40	$741,805.62	$777,695.90	$837,991.57
Direct Cost					
Beer Flights (Four 4oz)	$0.88	$0.88	$0.88	$0.88	$0.88
Pints 16oz	$0.88	$0.88	$0.88	$0.88	$0.88
10oz Pours	$0.55	$0.55	$0.55	$0.55	$0.55
Canned Beer (4 Packs)	$5.52	$5.52	$5.52	$5.52	$5.52
Merchandise	$4.00	$4.00	$4.00	$4.00	$4.00
Keg	$35.05	$35.05	$35.05	$35.05	$35.05
Food Vendor	$200.00	$200.00	$200.00	$200.00	$200.00
Direct Cost of Renenue					
Beer Flights (Four 4oz)	$15,400.00	$15,708.00	$16,493.40	$17,318.07	$18,703.52
Pints 16oz	$34,848.00	$35,544.96	$37,322.21	$39,188.32	$42,323.38
10oz Pours	$11,055.00	$11,276.10	$11,839.91	$12,431.90	$13,426.45
Canned Beer (4 Packs)	$18,768.00	$19,143.36	$20,100.53	$21,105.55	$22,794.00
Merchandise	$5,200.00	$5,304.00	$5,569.20	$5,847.66	$6,315.47
Keg	$3,925.60	$4,004.11	$4,204.32	$4,414.53	$4,767.70
Food Vendor	$400.00	$400.00	$400.00	$400.00	$400.00
Subtotal Cost of Revenue	$89,596.60	$91,380.53	$95,929.56	$100,706.04	$108,730.52

The following is a monthly revenue forecast for Twelve78's first year.

Year 1 Income Statement	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Revenue	$76,640.00	$76,910.00	$76,910.00	$62,610.00	$62,750.00	$54,050.00	$55,850.00	$42,620.00	$44,420.00	$47,420.00	$47,020.00	$47,020.00
Subtotal Cost of Revenue	$9,704.20	$9,774.30	$9,774.30	$8,032.30	$8,092.50	$7,014.50	$7,566.50	$6,206.60	$6,758.60	$7,077.60	$6,997.60	$6,997.60
Total Cost of Revenue	$9,704.20	$9,774.30	$9,774.30	$8,032.30	$8,092.50	$7,014.50	$4,566.50	$6,206.60	$6,758.60	$7,077.60	$6,997.60	$6,997.60
Gross Margin	$66,935.80	$67,135.70	$67,135.70	$54,577.70	$54,657.50	$47,035.50	$48,283.50	$36,413.40	$37,661.40	$40,342.40	$40,022.40	$40,022.40
Gross Margin/Revenue	87.34%	87.29%	87.29%	87.17%	87.10%	87.02%	86.45%	85.44%	84.78%	85.07%	85.12%	85.12%
Expenses												
Rent	$4,477.00	$4,477.00	$4,477.00	$4,977.00	$4,977.00	$4,977.00	$4,977.00	$4,977.00	$4,977.00	$5,000.00	$5,000.00	$5,000.00
General Insurance Liability	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67
Internet	$300.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00
Website Hosting	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00
Marketing & Advertising	$2,000.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00
Supplies	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Utilities	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Professional Services	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00
Travel & Fuel	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00
Facility Maintenance	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00
Merchant Fees	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00
Depresiation & Amortiztion	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00
Payroll Taxes & Benefits	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11
Total Personnel	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00
Total Operating Expenses	$16,278.78	$14,578.78	$14,578.78	$15,078.78	$15,078.78	$15,078.78	$15,078.78	$15,078.78	$15,078.78	$15,101.78	$15,101.78	$15,101.78
Profit Before Interest/Tax	$50,657.02	$52,556.92	$52,556.92	$39,498.92	$39,578.72	$31,956.72	$33,204.72	$21,334.62	$22,582.62	$25,240.62	$24,920.62	$24,920.62
Loan Payments	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00
Interest on Loan Repayment	$1,707.00	$1,686.07	$1,664.93	$1,643.58	$1,622.02	$1,600.24	$1,578.24	$1,556.02	$1,533.58	$1,510.92	$1,488.03	$1,464.91
Taxes Incurred	$10,637.97	$11,036.95	$11,036.95	$8,294.77	$8,311.53	$6,710.91	$6,972.99	$4,480.27	$4,742.35	$5,300.53	$5,233.33	$5,233.33
Net Profit	$34,512.05	$36,033.90	$36,055.04	$25,760.57	$25,845.17	$19,845.57	$20,853.49	$11,498.33	$12,506.69	$14,629.17	$14,399.26	$14,422.38
Net Profit/Revenue	45%	47%	47%	41%	41%	37%	37%	27%	28%	31%	31%	31%

Projected Income Statement

Twelve78 Brewing LLC intends to deploy its funding to maximize growth and profitability. In the Income Statement table below, gross margin equals sales minus direct costs. The Profit equals gross margin minus operating expenses.

Pro Forma Income Statement					
	Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	$694,220.00	$708,104.40	$743,509.62	$780,685.10	$843,139.91
Subtotal Cost of Revenue	$93,996.60	$94,936.57	$96,835.30	$100,708.71	$106,751.23
Total Cost of Revenue	$93,996.60	$94,936.57	$96,835.30	$100,708.71	$106,751.23
Gross Margin	$600,223.40	$613,167.83	$646,674.32	$679,976.39	$736,388.68
Gross Margin/Revenue	86.46%	86.59%	86.98%	87.10%	87.34%
Expenses					
Rent	$58,293.00	$66,000.00	$66,000.00	$66,000.00	$66,000.00
General Insurance Liability	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00
Internet	$1,400.00	$1,200.00	$1,200.00	$1,200.00	$1,200.00
Website Hosting	$1,200.00	$1,200.00	$1,200.00	$1,200.00	$1,200.00
Marketing & Advertising	$7,500.00	$7,500.00	$7,500.00	$7,500.00	$7,500.00
Supplies	$12,000.00	$12,000.00	$12,000.00	$12,000.00	$12,000.00
Utilities	$12,000.00	$12,000.00	$12,000.00	$12,000.00	$12,000.00
Professional Services	$6,000.00	$6,000.00	$6,000.00	$6,000.00	$6,000.00
Travel & Fuel	$6,000.00	$6,000.00	$6,000.00	$6,000.00	$6,000.00
Facility Maintenance	$2,400.00	$2,400.00	$2,400.00	$2,400.00	$2,400.00
Merchant Fees	$2,400.00	$2,400.00	$2,400.00	$2,400.00	$2,400.00
Depresiation & Amortiztion	$6,000.00	$6,000.00	$6,000.00	$6,000.00	$6,000.00
Payroll Taxes & Benefits	$6,121.35	$7,979.83	$8,225.70	$8,337.00	$8,451.64
Total Personnel	$54,900.00	$71,568.00	$73,773.12	$74,771.30	$75,799.45
Total Operating Expenses	$181,214.35	$207,247.83	$209,698.82	$210,808.30	$211,951.09
Profit Before Interest/Tax	$419,009.05	$405,920.00	$436,975.50	$469,168.09	$524,437.59
EBITDA	$419,009.05	$405,920.00	$436,975.50	$469,168.09	$524,437.59
Loan Payments	$45,600.00	$45,600.00	$45,600.00	$45,600.00	$45,600.00
Interest on Loan Repayment	$19,055.52	$15,689.02	$11,895.56	$7,620.99	$2,804.30
Taxes Incurred	$87,991.90	$85,243.20	$91,764.86	$98,525.30	$110,131.89
Net Profit	$266,361.63	$259,387.78	$287,715.08	$317,421.80	$365,901.40
Net Profit/Revenue	38.37%	36.63%	38.70%	40.66%	43.40%

Year 1 Income Statement												
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Revenue	$76,640.00	$76,910.00	$76,910.00	$62,610.00	$62,750.00	$54,050.00	$55,850.00	$42,620.00	$44,420.00	$47,420.00	$47,020.00	$47,020.00
Subtotal Cost of Revenue	$9,704.20	$9,774.30	$9,774.30	$8,032.30	$8,092.50	$7,014.50	$7,566.50	$6,206.60	$6,758.60	$7,077.60	$6,997.60	$6,997.60
Total Cost of Revenue	$9,704.20	$9,774.30	$9,774.30	$8,032.30	$8,092.50	$7,014.50	$4,566.50	$6,206.60	$6,758.60	$7,077.60	$6,997.60	$6,997.60
Gross Margin	$66,935.80	$67,135.70	$67,135.70	$54,577.70	$54,657.50	$47,035.50	$48,283.50	$36,413.40	$37,661.40	$40,342.40	$40,022.40	$40,022.40
Gross Margin/Revenue	87.34%	87.29%	87.29%	87.17%	87.10%	87.02%	86.45%	85.44%	84.78%	85.07%	85.12%	85.12%
Expenses												
Rent	$4,477.00	$4,477.00	$4,477.00	$4,977.00	$4,977.00	$4,977.00	$4,977.00	$4,977.00	$4,977.00	$5,000.00	$5,000.00	$5,000.00
General Insurance Liability	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67	$416.67
Internet	$300.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00
Website Hosting	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00	$100.00
Marketing & Advertising	$2,000.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00
Supplies	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Utilities	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00	$1,000.00
Professional Services	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00
Travel & Fuel	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00
Facility Maintenance	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00
Merchant Fees	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00	$200.00
Depresiation & Amortiztion	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00	$500.00
Payroll Taxes & Benefits	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11	$510.11
Total Personnel	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00
Total Operating Expenses	$16,278.78	$14,578.78	$14,578.78	$15,078.78	$15,078.78	$15,078.78	$15,078.78	$15,078.78	$15,078.78	$15,101.78	$15,101.78	$15,101.78
Profit Before Interest/Tax	$50,657.02	$52,556.92	$52,556.92	$39,498.92	$39,578.72	$31,956.72	$33,204.72	$21,334.62	$22,582.62	$25,240.62	$24,920.62	$24,920.62
Loan Payments	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00
Interest on Loan Repayment	$1,707.00	$1,686.07	$1,664.93	$1,643.58	$1,622.02	$1,600.24	$1,578.24	$1,556.02	$1,533.58	$1,510.92	$1,488.03	$1,464.91
Taxes Incurred	$10,637.97	$11,036.95	$11,036.95	$8,294.77	$8,311.53	$6,710.91	$6,972.99	$4,480.27	$4,742.35	$5,300.53	$5,233.33	$5,233.33
Net Profit	$34,512.05	$36,033.90	$36,055.04	$25,760.57	$25,845.17	$19,845.57	$20,853.49	$11,498.33	$12,506.69	$14,629.17	$14,399.26	$14,422.38
Net Profit/Revenue	45%	47%	47%	41%	41%	37%	37%	27%	28%	31%	31%	31%

Projected Year 1 Cash Flow

Year 1 Cash Flow	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Revenue	$76,640.00	$76,910.00	$76,910.00	$62,610.00	$62,750.00	$54,050.00	$55,850.00	$42,620.00	$44,420.00	$47,420.00	$47,020.00	$47,020.00
Proceeds from Loans	$170,700.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Owner Contribution	$35,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Proceeds from Investor	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Subtotal Cash Received	$282,340.00	$76,910.00	$76,910.00	$62,610.00	$62,750.00	$54,050.00	$55,850.00	$42,620.00	$44,420.00	$47,420.00	$47,020.00	$47,020.00
Total Personnel	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00	$4,575.00
Bill Payments	$11,703.78	$10,003.78	$10,003.78	$10,003.78	$10,003.78	$10,003.78	$10,003.78	$10,003.78	$10,003.78	$10,003.78	$10,003.78	$10,003.78
Additional Cash Spent												
Investor Repayment	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Start-up Costs	$173,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Principal Loan Repayment	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00	$3,800.00
Purchase inventory	$10,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00	$5,000.00
Purchase Long-term Assets	$113,000.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends Paid	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Cash Spent	$316,078.78	$23,378.78	$23,378.78	$23,378.78	$23,378.78	$23,378.78	$23,378.78	$23,378.78	$23,378.78	$23,378.78	$23,378.78	$23,378.78
Net Cash Flow	-$33,738.78	$53,531.22	$53,531.22	$39,231.22	$39,371.22	$30,671.22	$32,471.22	$19,241.22	$21,041.22	$24,041.22	$23,641.22	$23,641.22
Cash Balance	-$33,738.78	$19,792.44	$73,323.66	$112,554.88	$151,926.10	$182,597.32	$215,068.54	$234,309.76	$255,350.98	$279,392.20	$303,033.42	$326,674.64

Projected Year 1 Balance Sheet

Year 1 Balance Sheet	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Current Assets												
Cash	-$33,738.78	$19,792.44	$73,323.66	$112,554.88	$151,926.10	$182,597.32	$215,068.54	$234,309.76	$255,350.98	$279,392.20	$303,033.42	$326,674.64
Inventory	$10,000.00	$10,000.00	$10,000.00	$10,000.00	$10,000.00	$10,000.00	$10,000.00	$10,000.00	$10,000.00	$10,000.00	$10,000.00	$10,000.00
Total Current Assets	-$23,738.78	$29,792.44	$83,323.66	$122,554.88	$161,926.10	$192,597.32	$225,068.54	$244,309.76	$265,350.98	$289,392.20	$313,033.42	$336,674.64
Long-Term Assets	$90,000.00	$90,000.00	$90,000.00	$90,000.00	$90,000.00	$90,000.00	$90,000.00	$90,000.00	$90,000.00	$90,000.00	$90,000.00	$90,000.00
Accumulated Depreciation	$800.00	$1,600.00	$2,400.00	$3,200.00	$4,000.00	$4,800.00	$5,600.00	$6,400.00	$7,200.00	$8,000.00	$8,800.00	$9,600.00
Total Long-Term Assets	$89,200.00	$88,400.00	$87,600.00	$86,800.00	$86,000.00	$85,200.00	$84,400.00	$83,600.00	$82,800.00	$82,000.00	$81,200.00	$80,400.00
Other Assets												
Total Assets	$65,461.22	$118,192.44	$170,923.66	$209,354.88	$247,926.10	$277,797.32	$309,468.54	$327,909.76	$348,150.98	$371,392.20	$394,233.42	$417,074.64
Current Liabilities												
Accounts Payable	$25,982.98	$24,353.08	$24,353.08	$23,111.08	$23,171.28	$22,093.28	$22,645.28	$21,285.38	$21,837.38	$22,179.38	$22,099.38	$22,099.38
Subtotal Current Liabilities	$25,982.98	$24,353.08	$24,353.08	$23,111.08	$23,171.28	$22,093.28	$22,645.28	$21,285.38	$21,837.38	$22,179.38	$22,099.38	$22,099.38
Long-Term Liabilities	$163,000.00	$160,500.00	$158,000.00	$155,500.00	$153,000.00	$150,500.00	$148,000.00	$145,500.00	$143,000.00	$140,500.00	$138,000.00	$135,500.00
Total Liabilities	$188,982.98	$184,853.08	$182,353.08	$178,611.08	$176,171.28	$172,593.28	$170,645.28	$166,785.38	$164,837.38	$162,679.38	$160,099.38	$157,599.38
Paid-in Capital	$45,000.00	$45,000.00	$45,000.00	$45,000.00	$45,000.00	$45,000.00	$45,000.00	$45,000.00	$45,000.00	$45,000.00	$45,000.00	$45,000.00
Retained Earning	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Earnings	$34,512.05	$36,033.90	$36,055.04	$25,760.57	$25,845.17	$19,845.57	$20,853.49	$11,498.33	$12,506.69	$14,629.17	$14,399.26	$14,422.38
Total Capital	$79,512.05	$81,033.90	$81,055.04	$70,760.57	$70,845.17	$64,845.57	$65,853.49	$56,498.33	$57,506.69	$59,629.17	$59,399.26	$59,422.38
Total Liabilities and Capital	$268,495.03	$265,886.98	$263,408.12	$249,371.65	$247,016.45	$237,438.85	$236,498.77	$223,283.71	$222,344.07	$222,308.55	$219,498.64	$217,021.76
Net Worth	-$123,521.76	-$66,660.64	-$11,429.42	$30,743.80	$71,754.82	$105,204.04	$138,823.26	$161,124.38	$183,313.60	$208,712.82	$234,134.04	$259,475.26

